UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2004

Commission File Number:  0-30628


                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

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The following is included in this report on Form 6-K:

                                                               Sequential
     Exhibit               Description                         Page Number
     -------               -----------                         -----------

       1.         Press release, dated September 28, 2004           4




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                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ALVARION LTD.



Date: September 28, 2004            By: /s/ Dafna Gruber
                                       ----------------------------
                                    Name:  Dafna Gruber
                                    Title: Chief Financial Officer




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                                         EXHIBIT 1

Contacts
Dafna Gruber, CFO                   Carmen Deville
+972 3 645 6252                     +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com     carmen.deville@alvarion.com
-------------------------     ---------------------------


                                                           FOR IMMEDIATE RELEASE

               CHINA NETCOM EXPANDS ITS BROADBAND WIRELESS NETWORK
                TO FOUR NEW PROVINCES USING ALVARION AND SIEMENS

  Leveraging its Licenses Awarded Earlier this Year, China Netcom Again Chooses
        Alvarion's WALKair(TM) Wireless Broadband Solution for Voice and
                                Access Services

                                       ---

TEL-AVIV, Israel and BEIJING, China--Sept. 28, 2004--Alvarion Ltd. (NASDAQ:ALVR), the leading provider of wireless broadband solutions worldwide, today announced that China Netcom (CNC), China's second largest fixed telecommunications provider, is expanding its deployment of the Alvarion 3.5GHz Broadband Wireless solution to additional sites in four provinces with its strategic partner, Siemens Communication Networks Ltd., Beijing (SCNB), a joint venture of Siemens AG and Chinese enterprises. The sites targeted for deployment are in the provinces of Sichuan, Zhejiang, Jiangsu, and Hunan.

The decision follows CNC's successful deployment of Alvarion's WALKair(TM) solution in three provinces over the past year with SCNB, after securing part of 3.5GHz licenses awarded in the third round of China's frequency allocation process.

CNC plans to use the versatile WALKair1000 platform to provide small- and medium-sized customers with a variety of new services and applications. Offerings include a range of IP-based access services, including Voice over IP, high-speed Internet access and leased lines (E1 and Fractional E1). The operator will also incorporate these services as the basis for cost-effective hotspots, ISP backbone services, and to support its popular "Phone Supermarket" phone-booth service concept.

"CNC has emerged as one of China's most important wireless broadband players and a strategic customer for Alvarion," said Zvi Slonimsky, CEO of Alvarion. "Over the past two years, the success of the projects that we have completed for all four of China's major telcos proves that WALKair is a superb infrastructure solution for China, given its diverse and rugged terrain. We are confident that the strong partnership with SCNB plus competitive advantages help us win additional business as we participate in future tenders."

                                      ###

About China Netcom

China Netcom Group is a state-owned broadband telecommunications operator. Formed by the Chinese government in May 2002 as part of its plan to increase



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telecommunications competition, the enterprise is composed of three entities
(China Telecom's operations in North China, Jitong Communications, a former data service operator, and the original Netcom, a broadband developer and wholesaler), and owns networks in 10 northern provinces (including Beijing, Tianjin, Hebei, Shanxi, Inner Mongolia, Liaoning, Jilin, Heilongjiang, Henan, and Shandong). China Netcom provides a full spectrum of services and solutions to meet China's broadband telecommunications needs including fixed-line voice, data, Internet, video and multimedia services, and is building a nationwide backbone. China Netcom has assets of more than $24 billion and approximately 150,000 employees.

About SCNB (previously BISC)

Siemens Communication Networks Ltd., Beijing (SCNB) is a high-tech joint venture of Siemens and four Chinese enterprises formed from BISC (Beijing International Switching System Co., Ltd.), Siemens' earlier joint venture in China. With a well-established manufacturing, R&D and service base, SCNB provides full, end-to-end solutions for fixed telecommunications networks and is one of the few companies in China capable of providing full spectrum of network products. The company focuses on the marketing and manufacturing of EWSD switching systems, broadband access product (Xpresslink), Next Generation Network solutions (SURPASS) for convergence of voice and data services, IP Routing (Juniper) and Broadband Wireless Access solutions (Alvarion) for the fast developing China telecommunications market. For more information, visit www.bisc.com.cn

About Alvarion

Alvarion is dedicated to delivering seamless wireless broadband networking infrastructure to carriers, ISPs and private network operators, in order to leverage their broadband opportunities into sustainable profits. Alvarion offers premier wireless broadband solutions for access in the last mile, backhauling connection to the backbone and private network connectivity. Featuring the industry's most extensive range of products and international support, Alvarion is a pioneering leader of the converged wireless broadband network. With over
1.5 million units deployed in 120 countries worldwide, Alvarion provides secure rich-media networks for business or residential Internet access, corporate VPNs, cellular base station feeding, community interconnection, public safety connectivity and extended Hotspots.

Having recently acquired InnoWave's wideband access portfolio and expertise, Alvarion provides a complete wireless solution that supports a wide range of frequency bands, customer profiles and service types.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission. Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web-sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission which this press release will be a part of.




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You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or 760-517-3188











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